W. Scott Lawler

Corporate/Securities Attorney

WSL@BoothUdall.com

July 19, 2017

SENT VIA ELECTRONIC MAIL

(BlockS@sec.gov)

Ms. Susan Block

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Mailstop 3561

Washington, D.C. 20549

Re:	Green Vision Biotechnology Corp.
Form 8-K Filed May 12, 2017 File No. 000-55210

Dear Ms. Block:

On July 11, 2017 on behalf Green Vision Biotechnology Corp. (the “Company”), I submitted a request for an extension to July 20, 2017 in which to file an amendment to the above-referenced 8-K. The Company is now submitting this second request for an extension up to and including July 31, 2017 to file the subject 8-K. Due to circumstances outside of the Company’s control, it needs additional time to work with its accountants and auditors to prepare the interim financial statements.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.

Booth Udall Fuller, PLC | 1255 W. Rio Salado Pkwy., Ste. 215 | Tempe, AZ 85281 | P: 480.830.2700

www.BoothUdall.com